2018

Pat Baird
Chair of the board

BOARD CHAIR STATEMENT

On behalf of the entire board of QCR Holdings, it is my privilege to deliver a brief message about our great organization.

In November of 2018, we announced that Doug Hultquist, our President, CEO and Co-founder of QCRH, had made the decision to retire in May of 2019. Doug was gracious enough to give the Board plenty of advance notice, and indeed we took this extra time to thoroughly engage in a succession planning process. We thank Doug for his many years of leadership, dedication, unparalleled work ethic and attention to detail. We are fortunate that both the Board and future management will have Doug in and around the company in the future and look forward to his support and friendship for many years. As part of this process, the Company announced that Larry Helling and Todd Gipple will become Chief Executive Officer and President, respectively. The Board has total confidence in the new management team and knows our customers, communities and investors will be well served in the future.

Notwithstanding the inevitable retirements and required changes in leadership, the strategy of the Company remains the same. We continue to fully embrace the community banking model in our chosen markets whereby we bring local decision-making and bigger bank products and services to our customers. Such an approach requires strong local management as well as local Board member support. We believe this approach to be of interest to many other vibrant markets around the Midwest, as well. While the banking industry faced considerable market headwinds in 2018, QCR Holdings delivered strong and improved performance, and is well-situated for continued growth in the years ahead.

The Board wishes to thank our investors and customers. We look forward to the years ahead, as we are well positioned for long-term growth.

SUMMARY OF FINANCIAL RESULTS 2014 - 2018 (in thousands)	**2014**	**2015**	**2016**	**2017**	**2018**
Net interest income	$69,071	$76,296	$94,517	$116,065	$142,395
Non-interest income	21,282	24,364	31,037	30,482	41,541
Non-interest expense	(65,554)	(73,192)	(81,486)	(97,424)	(119,143)
Pre-tax pre-provision net income	24,799	27,468	44,068	49,123	64,793
Provision for loan/lease losses	(6,807)	(6,871)	(7,478)	(8,470)	(12,658)
Net income before taxes	17,992	20,597	36,590	40,653	52,135
Income taxes	(3,039)	(3,669)	(8,903)	(4,946)	(9,015)
Net income	$14,953	$16,928	$27,687	$35,707	$43,120

QCR Holdings, Inc. 1

W E ARE RE L A TIONSHIP DRIVEN

Douglas M. Hultquist
President and CEO

CEO STATEMENT

The May 23, 2019, QCR Holdings' annual meeting will be my final day as President and Chief Executive Officer. Last November I announced my retirement. Your company will be in great hands with the well-known and proven leadership of Larry Helling as Chief Executive Officer and Todd Gipple as President. I deeply value the confidence Mike Bauer had 25 years ago when the two of us, along with 16 other employees, created Quad City Bank & Trust. I am richly blessed to have had the opportunity of two wonderful careers, first as a CPA and then as a banker. Thank you to my over 755 QCRH teammates who are constantly delivering value and innovative solutions to clients in each of our markets. Thank you to each and every shareholder for your confidence and ownership in QCR Holdings. I hope to see you at the annual meeting in May and feel energized knowing "the best is yet to come".

On behalf of your Board of Directors and Team Members of QCR Holdings, Inc. we are pleased to present our 2018 annual report.

We believe our results show we are a *relationship driven organization*® that continues to differentiate and deliver value to our clients and shareholders.

Today, QCR Holdings, Inc. is a nearly $5 billion multi-bank holding company serving over 156,000 clients in four states. Our independent charters provide the flexibility to successfully attract and retain clients while our holding company provides high credit standards that ensure common underwriting and on-going asset quality.

2018 was a year of significant achievements at QCR Holdings: record annual net income of $43.1 million, the addition of our fifth independent charter with the merger with Springfield Bancshares, the acquisition of the Bates Companies, and the beginning of the next 25 years of QCR Holdings. For our shareholders, 2018's diluted earnings per share of $2.86 was an 9.1% increase over the prior year. While QCRH's tangible book value increased 5.9% in the past 12 months to $24.04 per share, QCRH's stock price declined 25%; similar to the broader financial sector. The regional bank industry price to earnings ratio declined 27.5% over the past twelve months from of 15.3% to 11.1%. A partially inverted yield curve, increased competition for deposits, tariff concerns and uncertainty about the Federal Reserve's future rate actions all contributed to the conservative investor sentiment toward the sector.

In 2018 QCRH organically grew loans by 9.8% and deposits by 8.3% while continuing to deliver increased value to shareholders. QCRH continues to seek acquisitions and mergers that fit the Company's strategic model and, most importantly, the culture of building relationships.



A special thanks to Linda Neuman, who retires from the QCRH board on May 23, for her dedicated service as a director of Quad City Bank & Trust since 2008 and as a director of QCR Holdings since 2013. We appreciate your valuable insight and wise counsel.

As importantly, QCRH's strategy recognizes the value of unique and diversified products and services. In 2018, 23% of QCRH's total revenue was generated from fee-based businesses: correspondent banking, wealth management and swap/loan sales, primarily. This diversified stream of products helps QCRH bet-

QCR Holdings, Inc. 3

ter serve its clients and deliver a more steady stream of earnings to shareholders. The Company's noninterest income increased 36.3% in the past 12 months to $41.5 million.

2018 MILESTONES

Addition of SFC Bank: In July, we welcomed the 56 employees, 4,200 clients and 175 shareholders of Springfield First Community Bank in Springfield, MO as it became the fifth charter of QCRH. Under CEO Rob Fulp's leadership, in 10 years SFC grew from a de novo to a $633 million bank with nearly pristine asset quality. SFC's commitment to relationships makes it a wonderful cultural fit with QCRH.

Bates Companies: Recognizing that effective wealth management is all about relationships and trust, George Bates and his team at the Bates Financial Companies in Rockford, IL joined QCRH in October. The addition of the Bates Companies increased QCRH's wealth assets under management by $704 million to over $4 billion.

25th Anniversary: This past October we celebrated the 25th anniversary of the founding of QCR Holdings. Of the 18 employees who took in the first deposit on January 7, 1994, 8 are still with the Company. That's dedication! There have been many challenges over the years but even more accomplishments. The consistent commitment to our values sets QCRH apart from our peers. As we begin the next 25 years of our business, we continue to focus on the fundamental values which guide the men and women of QCR Holdings and enhance long-term shareholder value.

2018 HIGHLIGHTS AND RESULTS

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994), assets grew to $1.6 billion by December 31, 2018. Loans and leases grew 8.5% in 2018 while its Wealth Management businesses grew 10.1%. Quad City Bank & Trust's net income of $20.6 million for the year ended December 31, 2018 decreased from $23.8 million in 2017 primarily due to changes in the tax law, which inflated 2017's net income.

Cedar Rapids Bank & Trust – CEO Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001), and James Klein, President, led their team to a record net income of $20.7 million for the year ended December 31, 2018, a 79.3% increase in earnings from the prior year. The increase is primarily attributed to the success of the bank's Specialty Finance Group and the first full year after the acquisition of Guaranty Bank & Trust.

Rockford Bank & Trust – Rockford Bank & Trust – Led by President and CEO, Tom Budd (2005), closed the year at $509.6 million in assets, a 10.4% increase from the prior year. Taking advantage of conditions in the market, RB&T also reported 10.8% growth in loans, 18.7% growth in core deposits and added staff to key positions to help carry the momentum forward in 2019. In addition, the acquisition of Bates Companies was completed in October and will bolster an already robust product offering and further strengthen RB&T's mission to provide exceptional service and comprehensive wealth management options locally.

CONSOLIDATED EARNINGS (in thousands)

	2014	2015	2016	2017	2018
Quad City Bank & Trust [1]	$ 10,451	$ 11,762	$ 15,411	$ 23,794	$ 20,559
Cedar Rapids Bank & Trust [2] [3]	8,006	8,108	12,729	11,535	20,680
Rockford Bank & Trust [3]	1,877	2,189	3,201	2,698	706
Community State Bank [3]	-	-	2,127	7,076	8,449
Springfield First Community Bank [3]	-	-	-	-	4,816
Parent Co. & Eliminations [3]	(5,381)	(5,131)	(5,781)	(9,397)	(12,090)
Consolidated Earnings	**$ 14,953**	**$ 16,928**	**$ 27,687**	**$ 35,707**	**$ 43,120**

[1] Includes m2 Lease Funds.
[2] Includes net income of Guaranty Bank & Trust in 2017, which was merged with Cedar Rapids Bank & Trust in December 2017.
[3] Includes acquisition and post-acquisition costs.

QCR Holdings, Inc. 4

Community State Bank – Community State Bank (2016), CEO, Ron Nagel and President Kurt Gibson led their team to a record net income of $8.5 million for the year ended December 31, 2018, which compares to $ 7.1 million in 2017. Total assets for Community State Bank at December 31, 2018 were $ 785.4 million a 17% increase from the prior year. Loan growth exceeded 19% while core deposit growth was 5% for the year.



In October 2018, Community State Bank CEO Ron Nagel, retired after 42 years in the banking industry. Kurt Gibson assumed the CEO responsibilities, in addition to his role as president. We thank Ron for his years of leadership at CSB and wish him well.

Springfield Bancshares (SFC Bank) merged with QCR Holdings in July of 2018. Thanks to the focused leadership of Rob Fulp, CEO, and Monte McNew, President, of Springfield First Community Bank, $4.8 million of earnings for the six months since merger were contributed to QCRH's earnings in 2018. The bank had 10% growth in assets, ending the year at $632.8 million.

QCRH STRATEGIC ADVANTAGES

The Correspondent Banking Division continues to deliver exceptional client service to downstream banks in Illinois, Iowa, Missouri and Wisconsin. In 2018, we served 190 banks with an average of $417.4 million on deposit with QCBT. Our veteran team of bankers provides many layers of expertise in areas such as Cash Management, Safekeeping, Bank Stock and Participation Loans, Trust and Investment services and leases.

The Wealth Management Division provides a distinguishable competitive advantage. It was further enhanced in October of 2018 with the addition of the Bates Companies under the leadership of George Bates in Rockford, IL.


BATES

Tom Budd, President and CEO, Rockford Bank & Trust welcomes George Bates, Bates Financial Group

Our ability to provide clients with a continuum of services is crucial to deepening relationships. With offerings in portfolio management, investment services, trust administration and financial planning, we add non-interest income to the organization. In 2018, assets under management totaled $4.3 billion with $704 million coming from the Bates Companies. Our veteran staff added 2,873 new relationships in total.

m2 Lease Funds – m2 Lease Funds, a wholly owned subsidiary of Quad City Bank & Trust accounts for approximately 6% of the total QCRH loans. The m2 Lease Funds business model of providing prompt and responsive turnarounds in a simple and straight forward manner remains sound. m2 works with all of our banks and nationwide as well with leasing specialists located in Iowa, Wisconsin, Minnesota, South Carolina, North Carolina, Florida, California, Pennsylvania and Georgia. m2 has a high yielding portfolio that averaged 8% in 2018.

Our People - We know our people are the key differentiator in each of our markets. We also know, what gets measured gets done. At QCR Holdings every employee gets measured on "Living the Brand". That means making sure that each employee's performance is so good that our clients, internal and external, will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see *People you can bank on®* in everything we do.



Douglas M. Hultquist	**Larry J. Helling**	**Todd A. Gipple**
President and Chief Executive Officer, QCR Holdings, Inc.	Chief Executive Officer-Elect, QCR Holdings, Inc.	President-Elect, QCR Holdings, Inc.

QCR Holdings, Inc. 5

Board of Directors



LEFT TO RIGHT

Patrick S. Baird
Chair of the Board, QCR Holdings, Inc.,
Retired President and Chief Executive Officer,
AEGON USA, LLC

Todd A. Gipple
President-Elect, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

Donna J. Sorensen, J.D.
President, Sorensen Consulting

Timothy B. O'Reilly
Chief Executive Officer, Managing Partner,
O'Reilly Hospitality Management, LLC

Mary Kay Bates
President and Chief Executive Officer,
Bank Midwest

Michael L. Peterson
President and Owner, Peterson Genetics, Inc.

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Larry J. Helling
Chief Executive Officer-Elect, QCR Holdings, Inc.

John-Paul E. Besong
Retired Executive, Rockwell Collins

George T. Ralph III
Owner, GTR Realty Advisors, LLC

Linda K. Neuman
Founder and Principal, Iowa Arbitrators,
Associate Justice, Iowa Supreme Court (Retired)

Mark C. Kilmer
President, The Republic Companies

Marie Z. Ziegler
Vice Chair of the Board, QCR Holdings, Inc.,
Retired Executive, Deere & Company

QCR Holdings, Inc. 6

Executive Management Team



Front Row Seated (left to right)

Cynthia M. Carlson
EVP, Wealth Management, Quad City Bank & Trust

Anne E. Howard*
SVP, Director of Human Resources

Elizabeth A. Grabin*
SVP, Chief Accounting Officer

Shawna M. Graham*
SVP, Chief Risk Officer

Stacey J. Bentley
President and Chief Executive Officer,
Community Bank & Trust

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Back Row Standing (left to right)

M. Randolph Westlund
EVP, Chief Investment Officer

John A. Rodriguez*
EVP, Chief Information Officer,
Operations and Cashier, Cedar Rapids Bank & Trust

Peter J. Benson
EVP and Chief Legal Officer

John R. McEvoy*
EVP, Chief Operations Officer and Cashier,
Quad City Bank & Trust

Monte C. McNew
President, SFC Bank

Robert C. Fulp
Chief Executive Officer, SFC Bank

Douglas M. Hultquist
President and Chief Executive Officer, Co-Founder

Larry J. Helling
Chief Executive Officer, Cedar Rapids Bank & Trust
Chief Executive Officer - Elect, QCR Holdings, Inc

Todd A. Gipple*
President-Elect, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

John R. Oakes*
SVP, Treasurer

John H. Anderson
President and Chief Executive Officer,
Quad City Bank & Trust,
EVP, Chief Deposit Officer, QCR Holdings, Inc.

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank & Trust

John R. Engelbrecht
Founder and Chief Executive Officer,
m2 Lease Funds, LLC

Kurt A. Gibson
President and Chief Executive Officer,
Community State Bank

Michael J. Wyffels*
SVP, Information Technology

Dana L. Nichols
EVP, Chief Credit Officer

Christopher J. Lindell
EVP, Corporate Communications,
Investor Relations, and Corporate Secretary

Group Operations Management Team (not pictured)

Beth L. Easterla
VP, Deposit Operations and
Electronic Banking Manager

Kathleen M. Francque
EVP, Correspondent Banking and Information
Services, Quad City Bank & Trust

Pamela J. Goodwin
SVP, Loan Operations Manager

Todd C. Kerska
SVP, Senior Operations Officer

Jill A. Lechtenberg
VP, Enterprise Business Transformation Services

Kathy A. Nichols
EVP, Retail Banking and Cashier,
Community State Bank

Shellee R. Showalter
SVP, Director of Investor Services and Compensation

Tonia F. Taylor
SVP, Director of Compliance

* Also serves on Group Operations Management Team

ASSET GROWTH

(MILLIONS)

[1] Includes acquisition of Community State Bank
[2] Includes acquisition of Guaranty Bank & Trust
[3] Includes merger with Springfield Bancshares and acquisition of Bates Companies



$1000
$800
$600
$400
$200
$0
$130
$68
$709
$681
$967
2014
2015
2016(1)
2017(2)
2018(3)

BOOK VALUE VS. FAIR MARKET VALUE

YEAR-END / COMMON STOCK (MILLIONS)



BOOK VALUE
FAIR MARKET VALUE
$600
$300
$0
1993
2003
2016
2017
2018

2018 COMPANY HIGHLIGHTS

RECORD
$43.1 MILLION
NET INCOME

ANNUAL
ORGANIC LOAN GROWTH
9.8%

SFC BANK

Becomes 5th Independent Charter



SFC

21% INCREASE

in Wealth Management



WE BEGIN **OUR NEXT 25 YEARS**

Our Mission

We make financial dreams a reality.


TOTAL ASSETS (Millions)
12.31.18
$4,950
12.31.17
$3,983
12.31.16
$3,302
$0
$2,500
$5,000


GROSS LOANS/LEASES (Millions)
12.31.18
$3,733
12.31.17
$2,964
12.31.16
$2,405
$0
$2,000
$4,000


TOTAL DEPOSITS (Millions)
12.31.18
$3,977
12.31.17
$3,267
12.31.16
$2,669
$0
$2,500
$5,000

Throughout 2018, QCRH continued to focus on the following seven stated initiatives in an effort to further improve profitability and drive shareholder value:

LOANS/ASSETS

Strong organic loan and lease growth to maintain loans and leases to a total assets ratio in the range of 73%-78%

75.4%

WHOLESALE FUNDING

Focus on growing core deposits to maintain reliance on wholesale funding to less than 15% of assets

13.8%

FEE INCOME STREAMS

Generate gains on the sale of USDA and SBA loans, and fee income on interest rate swaps, as a significant and consistent component of core revenue

$11.2 MILLION

GROW WEALTH MANAGEMENT

Grow wealth management net income by 10% annually

31.7%

MANAGE NONINT EXPENSE

Carefully manage noninterest expense growth (year-over-year)

11.8%

NPA'S/ASSETS

Maintain asset quality metrics at better than peer levels

0.56%

ACQUIRER PARTICIPANT

Participate as an acquire in the consolidation taking place in our markets to further boost ROAA, improve efficiency ratio and increase EPS

SFC Bank
Bates

QCR Holdings, Inc. 9

Our Values

Achievement

Collaboration

Personal Responsibility

Innovation

Fulfillment

Every day at QCR Holdings we celebrate and recognize our most valuable resource - each and every employee. Our dedicated employees, who believe in and live our stated values, dependably deliver value to our clients and shareholders.

QCRH's competitive advantage comes from five autonomous charters with local boards who understand and serve the needs of their local markets. However, to ensure strategic alignment, effectiveness and efficiency, our charters work closely together through our Strategy and Leadership Team (SALT). The team includes the Chief Executive Officers, Presidents and other senior leaders. In addition, we have dedicated teams in our Group Operations (GO) which provide common services to our charters, for example, Team Treasury, Information Technology, Loan Processing and Human Resources.

Ultimately, we have one set of values at QCR Holdings which aligns us to deliver results for our clients, communities, employees and shareholders. In the following pages we celebrate and highlight our values at work. Our values of Achievement, Collaboration, Personal Responsibility, Innovation, and Fulfillment are basic and fundamental beliefs that guide and motivate our attitudes and actions. Our values help us determine what is important to us. Our values create what we strive for daily…a *Culture of High Performance.*

ACHIEVEMENT

WE WORK TO WIN. Like most values, achievement begins with the individual. Our employees, directors, teams, charters, group operations are all compelled to win, and to achieve. To win over our clients with outstanding service, we strive to achieve more than we have done in the past and to achieve more than our competitors. Through the collective achievements of QCR Holdings' banks and teams, in 2018, QCR Holdings delivered record net income of $43.1 million, a 20.7% increase from the prior year. In two cases, Quad City Bank & Trust and Cedar Rapids Bank & Trust, have achieved the number one market share of deposits in their markets.

Deposits by Charter ($ millions)	Rank in MSA Market	Deposits as of 6.30.18	% MSA Market Share
Quad City Bank & Trust	1	$ 1,284	15.60%
Cedar Rapids Bank & Trust	1	$ 971	16.40%
Community State Bank	8	$ 596	3.2%
Springfield First Community Bank	7	$ 439	4.40%
Rockford Bank & Trust	8	$ 376	6.10%
Community Bank & Trust*	11	$ 110	3.10%

*MSA: Metropolitan Statistical Area. Source: FDIC Summary of Deposits. *A Division of Cedar Rapids Bank & Trust*

Lesly Couper, Rockford Bank & Trust, was selected as one of the 2018 Rockford Chamber of Commerce People You Should Know.

Community State Bank won first place in The Des Moines Register poll for Ankeny's Best Bank.

Quad City Bank & Trust was voted top five in the "Banking" category and the "Personal Loans" category by Locals Love Us.

Key Merger

A significant achievement in 2018 was the merger with Springfield Bancshares (SFC Bank) located in Springfield, MO. In their 10th year of operation, SFC Bank has grown to $633 million in assets.


SFC

Wealth Management Expertise

Wealth Management, with over $4.3 billion of assets under management, provides a strategic advantage for QCR Holdings. In 2018 the QCR Holdings' Wealth Management teams achieved a record $3.0 million in net income. The addition of the Bates Companies in Rockford, IL was a significant achievement and brings 2,371 new relationships to QCRH.

Award Winning Service to Others

Not surprisingly, 2018 brought several recognitions of individual's achievement. For instance, Larry Helling, CEO-Elect of QCRH was recognized with the Howard Hall Excellence in Business Award. This award is given to a premier business leader who exemplifies the outstanding, enduring business values of Howard Hall and his passion for a vibrant Cedar Rapids. Howard Hall (1894-1971) was an industrialist and philanthropist who used his influence to create a better local economy and community.




2018 NET INCOME REACHES $43.1 MILLION
$ million
$50
$25
$0
$15.0
$16.9
$27.7
$35.7
$43.1
2014
2015
2016
2017
2018

QCR Holdings, Inc. 11

COLLABORATION

WE LEARN FROM EACH OTHER. Unlike achievement which begins with the individual, the value of collaboration requires two or more people to make it happen. At QCR Holdings, collaboration enables us to be both decentralized and centralized at the same time.

Collaboration requires leadership, cooperation and most importantly, trust. Delivering record net income required massive collaboration at QCR Holdings. Examples of our 2018 collaboration efforts include: Community State Bank 2018 Technology Uplift, Enterprise Business Transformation – Best in Class, Group Operations, SFG (Specialty Finance Group), and the addition of SFC Bank.



Collaborating for Effectiveness

Community State Bank, located in the robust central Iowa market, became part of QCR Holdings in 2016. Since that time, Community State Bank's assets have grown from $582 million to $785 million, a 35% increase in just over two years. Net income has increased 53% from $5.5 million in 2015 to $8.5 million in 2018, a 26% improvement in return on assets from 0.94% to 1.18%. This success is a result of local talent, local decision-making and a local identity. In addition, Community State Bank's collaboration with other QCRH banks and QCRH's Group Operations team, played an important part of this success. Partnering with other QCRH charters, Community State Bank now attracts more commercial customers with a sophisticated, intuitive, customer-friendly Treasury Management products. Over the past year, Community State Bank completed a technology uplift, joining the same platform as other QCRH charters. The new platform provides additional opportunities for the sharing of resources between all QCRH charters.

Collaborating for Growth

Asset/Liability Management (ALM) is one of the most important tools for decision making in banking that helps to maximize shareholder value. The QCRH banks hold a weekly ALM meeting to provide insight on the company's risks and opportunities. The collaboration manages the sources of funds (deposits and debt) and the uses of funds (loans and bonds). In the case of Community State Bank, a $785 million bank, has the analysis and tools that are usually only available to a $5 billion organization. ALM is a great example of how collaboration is allowing QCR Holdings to do more together than what the individual charters could do on their own.

Strategic Collaboration

QCR Holdings' unique multi-charter structure provides valuable collaboration for its QCRH local boards. This past year the directors of Quad City Bank & Trust, Cedar Rapids Bank & Trust, Rockford Bank & Trust, Springfield First Community Bank, Community State Bank and m2 held a multi-day strategic session with executive and senior leadership.

Community Collaboration

Amerock Hotel, Rockford Illinois, is a $64 million project to transform the former Amerock factory in downtown Rockford into a four-star Embassy Suites. This project will provide the first downtown hotel in Rockford and create a positive impact for the city. A community wide collaboration effort, the project benefited from QCRH's internal collaboration as Rockford Bank & Trust, Cedar Rapids Bank & Trust, and Specialty Finance Group (SFG) worked together to help move the development forward.

COLLABORATION IS ABOUT DOING MORE TOGETHER THAN WE CAN DO ON OUR OWN.

QCR Holdings, Inc. 12

PERSONAL RESPONSIBILITY

WE OWN IT. The many examples that follow show QCR Holdings employees taking personal responsibility both at work and in their communities. On a daily basis, our clients experience the commitment and follow-through of every dedicated employee of QCR Holdings.

In 2018 QCRH employees volunteered 24,582 hours, a 39% increase from the prior year, in the communities we live in and serve. Employees take personal responsibility to help their communities by generously giving their time and giving their treasures as well. QCRH employees proudly volunteer with organizations such as United Way, Habitat for Humanity, the Greater Cedar Rapids Community Foundation, the YMCA, Golden Apple Foundation of Rockford, and Second Sight, just to name a few.



csb
community state bank
Redefining Simple.

Care Packages

As a designated Home Base Business, employees of Community State Bank recently gave of their time and talent to give back to local military men and women who are currently serving overseas. During this company-wide initiative, employees and Bank customers were encouraged to donate care items at any of CSB's 10 locations. Community State Bank employees and Des Moines University Podiatric students boxed 115 large care packages that were sent overseas. Community State Bank also received $1,226.97 in cash donations that were used for postage.

IN 2018, QCRH EMPLOYEES VOLUNTEERED 24,582 HOURS IN THEIR COMMUNITIES.

Safe Families

Amy Loner, Rockford Bank & Trust, and her husband are a host family for an organization called Safe Families for Children. A family in crisis can call Safe Families and temporarily place their child with a host family while they work on getting out of whatever crisis they are in (homelessness, lost job, domestic abuse, mental health/illness, etc). In 2018 they hosted four different children (at different times) for various periods of time. The shortest was a weekend, the longest was 7 weeks.

Financial Literacy

Rockford Bank & Trust Financial Scholars program provides financial literacy materials to over 1,000 local high school students each year. The program provides our future generations with a more thorough understanding of financial concepts so they are better prepared to make decisions that will help them achieve their financial goals in the future.



Charlie O'Reilly
SFC Bank Director and former President and CEO of O'Reilly Auto Parts

Hunger Relief

Charlie O'Reilly, director and founding shareholder of SFC Bank in Springfield, was instrumental in creating the O'Reilly Center for Hunger Relief. The Ozarks Food Harvest is providing food to 270 hunger-relief organizations across 28 Ozarks counties reaching nearly 30,000 individuals weekly and distributing more than 17 million meals annually. The O'Reilly Center provides resources and facilities to the Food Harvest.

QCR Holdings, Inc. 13

INNOVATION

WE MAKE IT BETTER. We know we can "make it better." Doing so requires continual innovation. Just as our local charters provide simplicity to meet our clients' need, we are continually striving to improve our banking products to make them simple and accessible.

Innovation Committee

Recognizing the need for more effective innovation, in 2018, QCRH created a team to improve innovation. The cross-functional team, led by Todd Gipple, QCRH President-Elect, Chief Financial Officer and Chief Operating Officer, reaches all parts of the organization. The team focuses on: (1) providing QCRH's clients increased capabilities and products, (2) better utilization of existing QCRH capabilities and (3) improved collaboration throughout QCRH. We appreciate that innovation happens at many levels and that innovation needs to be encouraged.

Innovative Community Room

In 2018, Quad City Bank & Trust revealed a remodel of its West Davenport branch and introduced a new, innovative community room. Designed to serve as a free meeting space for local nonprofits, it was intentionally built using modular walls, state-of-the-art technology and versatile furniture to easily adapt as the ways people connect and collaborate continue to change. Quad City Bank & Trust will also use this space for training opportunities and educational seminars that drive business and strengthen client relationships.

Innovative Agreement

m2 Lease Funds continues to be considered THE innovator in the leasing business with one of the simplest, two page, "plain English" lease agreements in the industry with quick turnaround. m2 Lease Funds has the experience to innovate, advise and execute lease programs for commercial and industrial equipment.

Innovative Partnership

The recently completed Rockford Bank & Trust Pavilion at the nationally recognized Aldeen Golf Club is a stunningly designed building that provides the perfect canvas for weddings, meetings and special events. Rockford Bank & Trust's innovative partnership and collaborative efforts with the Rockford Park District and the Aldeen Foundation provide a rare opportunity to enhance the RB&T brand while creating a unique space for the community to gather.



MATT RITTER

SVP, Chief Information Officer
Clear Lake Bank & Trust

"After working with a variety of correspondent banks for more than 20 years, making the change to Quad City Bank & Trust has proven to be a wise and prudent decision. The Correspondent Banking Team provides personal service tailored to our needs, routine follow up calls & visits, competitive pricing, and overall outstanding service."



Pauline M. Herb
VP, Treasury Management Cedar Rapids Bank & Trust

Innovative Treasury Management

Innovation, sophistication and simplicity best describe the Treasury Management solution QCR Holdings offers its clients. Our online business banking solution easily serves companies from a sole proprietor to corporations with thousands of employees. Each bank maintains a local Treasury Management team that provides innovative solutions usually only offered by big banks.



Innovative Clients

Successful, innovative clients require an innovative financial partner like Cedar Rapids Bank & Trust. CCB Packaging, a world-wide industry leader in innovations, offers state-of-the-art, automated packaging solutions at very competitive rates. Cedar Rapids Bank & Trust's innovative financing options has allowed CCB to meet the needs of it's clients. visit www.ccbpackaging.com to learn more about CCB Packaging.

QCR Holdings, Inc. 14

FULFILLMENT

WE HAVE FUN. As a service industry, whose success depends on employees eager to serve and confident of their career choice, QCR Holdings is known for employing the best people. Finding and retaining the best people requires a workplace filled with respect and fulfillment. A work-life balance and a healthy dose of fun are keys to our value of fulfillment.



All Employee Retreat

You have driven our past…you will drive our future, was the theme of the 25 year anniversary event. For the first time in our company's history, all employees from every entity gathered in a single space to celebrate as a team at an event we called DRVN25. We took time to meet the people we often only work with remotely and we heard from the company co-founders about the past 25 years and what they see for the next 25 years. With over 750 employees, representing every generation, we took this opportunity to engage the keynote speakers from Bridgeworks to learn about bridging generational gaps in the workplace.



Raising (FUN)ds and Awareness

Big Brothers Big Sisters presented an award to QCRH/Quad City Bank & Trust for being top fundraisers in their Over the Edge event. Employees and the Company contributed in an effort to get chosen to rappel down the side of a local hotel. We had three employees – Cathy Loughead, Kitty Dougherty, and Nicole Ford - who rappelled down Hotel Blackhawk as part of this event.



Dog Days Of Summer

Doggie Dip - A community and fur driven event featuring 750 Cedar Valley residents and 402 of our four legged friends! Wow – that's a lot of legs! The community (and their dogs) are invited out to the Falls Aquatic Center in Cedar Falls to enjoy one of the last days of summer, sponsored by Community Bank & Trust. Dogs go down the slides, jump off diving boards, dive for toys – it's a sight to see! Over half the staff volunteer for this fun, wet, and wild event! The Community Bank & Trust Facebook event reached over 61,000 local faces and had 800 interactions with our photo album.

Dancing for a Difference

Dave Stoltenberg of Cedar Rapids Bank & Trust helped make a direct and meaningful impact on the students of Xavier High School by participating in Dancing with the Saints, a high-energy live event in which community "stars" and their dance pros perform in front of nearly 1,000 attendees. Dave danced his heart out for votes via online donations to help supplement the school's tuition assistance programs.



Summer Fun

Each summer, Quad City Bank & Trust hosts a VIP reception for clients at the Riverfront Pops, in partnership with the Quad City Symphony Orchestra. As a marquee fundraising event in the Quad Cities, the casual and festive atmosphere offers a genuine feeling of goodwill and community pride while giving employees a chance to network with key stakeholders and raise money for music education in the Quad Cities.

QCR Holdings, Inc. 15

QCR HOLDINGS IS HEADQUARTERED IN MOLINE, ILLINOIS AND OPERATES FIVE LOCALLY MANAGED AND GOVERNED CHARTERS IN FOUR STATES, SUPPORTED BY A CENTRALIZED OPERATIONAL TEAM.



COMMUNITY BANK & TRUST
csb
community state bank
SFC BANK

QCR HOLDINGS, INC.

4 STATES
5 CHARTERS
27 FACILITIES
755+ EMPLOYEES
1 FAMILY

QCR Holdings, Inc. 16

YEAR-END 2011-2018


QCRH Price/Share
QCR HOLDINGS
KBWR Regional Banking Index
KBWR % Change
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
146%
126%
106%
86%
66%
46%
26%
6%
2011
2012
2013
2014
2015
2016
2017
2018

DEPOSIT MIX 2017-2018 ($ MILLIONS)


2018
2017
$3,977
$3,267
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
Noninterest-bearing
Interest-bearing
Time Deposits
Brokered Deposits

LOAN MIX 2017-2018 ($ MILLIONS. EXCLUDES DEFERRED LOAN/LEASE ORIGINATION COSTS, NET OF FEES.)


2018
2017
$3,723
$2,957
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
Comm & Industrial
Comm Real Estate
Direct Financing Leases
Residential Real Estate
Installment & Consumer

QCR Holdings, Inc. 17

CONSOLIDATED FINANCIAL HIGHLIGHTS

	As of	
	December 31, 2018	December 31, 2017
	(dollars in thousands)	
CONDENSED BALANCE SHEET	Amount	Amount
Cash and due from banks	$ 85,523	$ 75,722
Federal funds sold and interest-bearing deposits	159,596	85,962
Securities	662,969	652,382
Net loans/leases	3,692,907	2,930,130
Intangibles	17,450	9,079
Goodwill	77,832	28,334
Other assets	253,433	201,056
Total assets	$ 4,949,710	$ 3,982,665
Total deposits	$ 3,977,031	$ 3,266,655
Total borrowings	404,969	309,480
Other liabilities	94,572	53,243
Total stockholders' equity	473,138	353,287
Total liabilities and stockholders' equity	$ 4,949,710	$ 3,982,665
ANALYSIS OF LOAN DATA		
Loan/lease mix:		
Commercial and industrial loans	$ 1,429,410	$ 1,134,516
Commercial real estate loans	1,766,111	1,303,492
Direct financing leases	117,968	141,448
Residential real estate loans	290,759	258,646
Installment and other consumer loans	119,382	118,611
Deferred loan/lease origination costs, net of fees	9,124	7,773
Total loans/leases	$ 3,732,754	$ 2,964,486
Less allowance for estimated losses on loans/leases	39,847	34,356
Net loans/leases	$ 3,692,907	$ 2,930,130
ANALYSIS OF SECURITIES DATA		
Securities mix:		
U.S. government sponsored agency securities	$ 36,411	$ 38,097
Municipal securities	459,409	445,050
Residential mortgage-backed and related securities	159,249	163,301
Other securities	7,900	5,934
Total securities	$ 662,969	$ 652,382
ANALYSIS OF DEPOSIT DATA		
Deposit mix:		
Noninterest-bearing demand deposits	$ 791,101	$ 789,548
Interest-bearing demand deposits	2,204,206	1,855,893
Time deposits	704,903	516,058
Brokered deposits	276,821	105,156
Total deposits	$ 3,977,031	$ 3,266,655
ANALYSIS OF BORROWINGS DATA		
Borrowings mix:		
Term FHLB advances	$ 76,327	$ 56,600
Overnight FHLB advances	190,165	135,400
Wholesale structured repurchase agreements	35,000	35,000
Customer repurchase agreements	2,084	7,003
Federal funds purchased	26,690	6,990
Junior subordinated debentures	37,670	37,486
Other	37,033	31,000
Total borrowings	$ 404,969	$ 309,479

QCR Holdings, Inc.

18

CONSOLIDATED FINANCIAL HIGHLIGHTS

	For the Year Ended	
	December 31, 2018	December 31, 2017
	(dollars in thousands, except per share data)	
INCOME STATEMENT		
Interest income	$ 182,879	$ 135,517
Interest expense	40,484	19,452
Net interest income	142,395	116,065
Provision for loan/lease losses	12,658	8,470
Net interest income after provision for loan/lease losses	**$ 129,737**	**$ 107,595**
Trust department fees	$ 8,707	$ 7,188
Investment advisory and management fees	4,726	3,870
Deposit service fees	6,420	5,919
Gain on sales of residential real estate loans	901	409
Gain on sales of government guaranteed portions of loans	405	1,164
Swap fee income	10,787	3,095
Securities gains (losses), net	-	(88)
Earnings on bank-owned life insurance	1,632	1,802
Debit card fees	3,263	2,942
Correspondent banking fees	852	916
Other	3,848	3,265
Total noninterest income	**$ 41,541**	**$ 30,482**
Salaries and employee benefits	$ 68,994	$ 55,722
Occupancy and equipment expense	12,884	10,938
Professional and data processing fees	11,452	10,757
Acquisition costs	1,795	1,069
Post-acquisition compensation, transition and integration costs	2,086	4,310
FDIC insurance, other insurance and regulatory fees	3,594	2,752
Loan/lease expense	1,544	1,164
Net cost of operation of other real estate	2,489	2
Advertising and marketing	3,552	2,625
Bank service charges	1,838	1,771
Correspondent banking expense	821	807
CDI amortization	1,692	1,001
Other	6,402	4,506
Total noninterest expense	**$ 119,143**	**$ 97,424**
Net income before taxes	**$ 52,135**	**$ 40,653**
Income tax expense	9,015	4,946
Net income	**$ 43,120**	**$ 35,707**
Basic EPS	$ 2.92	$ 2.68
Diluted EPS	$ 2.86	$ 2.61
Weighted average common shares outstanding	14,768,687	13,325,128
Weighted average common and common equivalent shares outstanding	15,064,730	13,680,472

QCR Holdings, Inc. 19

CONSOLIDATED FINANCIAL HIGHLIGHTS

	For the Year Ended	
	December 31, 2018	December 31, 2017
	(dollars in thousands, except per share data)	
COMMON SHARE DATA		
Common shares outstanding	15,718,208	13,918,168
Book value per common share (1)	$30.10	$25.38
Tangible book value per common share (2)	$24.04	$22.70
Closing stock price	$32.09	$42.85
Market capitalization	$504,397	$596,393
Market price / book value	106.61%	168.81%
Market price / tangible book value	133.49%	188.81%
Earnings per common share (basic) LTM (3)	$2.92	$2.69
Price earnings ratio LTM (3)	10.98 x	15.93 x
TCE / TA (4)	7.78%	8.01%
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		
Beginning balance	$ 353,287	$ 286,041
Net income	43,120	35,707
Other comprehensive income (loss), net of tax	(3,205)	1,092
Common stock cash dividends declared	(3,547)	(2,665)
Proceeds from issuance of 678,670 shares of common stock as a result of the acquisition of Guaranty Bank & Trust, net of issuance costs of $138,071	-	30,741
Proceeds from issuance of 1,689,414 shares of common stock as a result of the merger with Springfield Bancshares, net of issuance costs of $106,237	80,531	-
Proceeds from issuance of 23,501 shares of common stock, common stock as a result of the acquisition of Bates Companies	1,000	-
Other (5)	1,952	2,371
Ending balance	$ 473,138	$ 353,287
REGULATORY CAPITAL RATIOS:		
Total risk-based capital ratio	10.69%	11.15%
Tier 1 risk-based capital ratio	9.77%	10.14%
Tier 1 leverage capital ratio	8.87%	8.98%
Common equity tier 1 ratio	8.89%	9.10%
KEY PERFORMANCE RATIOS AND OTHER METRICS		
Return on average assets (annualized)	0.98%	1.01%
Return on average total equity (annualized)	10.62%	11.51%
Net interest margin	3.46%	3.50%
Net interest margin (TEY) (Non-GAAP)(6) (8)	3.62%	3.78%
Efficiency ratio (Non-GAAP) (8)	64.77%	66.48%
Gross loans and leases / total assets	75.41%	74.43%
Full-time equivalent employees (7)	755	641
AVERAGE BALANCES		
Assets	$ 4,392,121	$ 3,519,848
Loans/leases	3,352,357	2,611,888
Deposits	3,602,221	2,916,577
Total stockholders' equity	405,973	310,210

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets.
(3) LTM : Last twelve months.
(4) TCE / TCA : tangible common equity / total tangible assets.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.
(6) TEY : Tax equivalent yield.
(7) Full-time equivalent employees increased in 2018 due to the merger with Springfield Bancshares and acquisition of the Bates Companies, as well as new positions created to build scale.
(8) See GAAP to Non-GAAP reconciliations.

QCR Holdings, Inc. 20

CONSOLIDATED FINANCIAL HIGHLIGHTS

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Year Ended					
	December 31, 2018			December 31, 2017		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
			(dollars in thousands)			
Fed funds sold	$ 20,472	$ 338	1.65%	$ 17,577	$ 149	0.85%
Interest-bearing deposits at financial institutions	66,275	1,267	1.91%	78,842	874	1.11%
Securities (1)	659,017	23,621	3.58%	590,761	22,460	3.80%
Restricted investment securities	22,023	1,093	4.96%	15,768	631	4.00%
Loans (1)	3,352,357	163,197	4.87%	2,611,888	120,618	4.62%
Total earning assets (1)	$ 4,120,144	$ 189,516	**4.60%**	**$ 3,314,836**	**$ 144,732**	**4.37%**
Interest-bearing deposits	$ 2,043,314	$ 18,651	0.91%	$ 1,622,723	$ 7,992	0.49%
Time deposits	766,020	12,024	1.57%	528,834	5,020	0.95%
Short-term borrowings	19,458	271	1.39%	22,596	114	0.50%
Federal Home Loan Bank advances	202,715	4,193	2.07%	120,206	1,981	1.65%
Other borrowings	69,623	3,346	4.81%	73,394	2,879	3.92%
Junior subordinated debentures	37,578	1,999	5.32%	34,030	1,466	4.31%
Total interest-bearing liabilities	$ 3,138,708	$ 40,484	**1.29%**	**$ 2,401,783**	**$ 19,452**	**0.81%**
Net interest income / spread (1)		**$ 149,032**	**3.31%**		**$ 125,280**	**3.56%**
Net interest margin			**3.46%**			**3.50%**
Net interest margin (TEY) (Non-GAAP) (1)			**3.62%**			**3.78%**
Adjusted net interest margin (TEY) (Non-GAAP) (1)			**3.48%**			**3.64%**

(1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for years including and prior to December 31, 2017 and 21% for years after December 31, 2017.

	December 31, 2018	December 31, 2017
	(dollars in thousands)	
ROLLFORWARD OF ALLOWANCE FOR LOAN/LEASE LOSSES		
Beginning balance	$ 34,356	$ 30,757
Provision charged to expense	12,658	8,470
Loans/leases charged off	(7,919)	(5,373)
Recoveries on loans/leases previously charged off	752	502
Ending balance	**$ 39,847**	**$ 34,356**
NONPERFORMING ASSETS		
Nonaccrual loans/leases	$ 14,260	$ 11,441
Accruing loans/leases past due 90 days or more	632	89
Troubled debt restructures - accruing	3,659	7,113
Total nonperforming loans/leases	18,551	18,643
Other real estate owned	9,378	13,558
Other repossessed assets	8	80
Total nonperforming assets	**$ 27,937**	**$ 32,281**
ASSET QUALITY RATIOS		
Nonperforming assets / total assets	0.56%	0.81%
Allowance / total loans/leases (1)	1.07%	1.16%
Allowance / nonperforming loans/leases (1)	214.80%	184.28%

(1) Upon acquisition and per GAAP, acquired loans are recorded at market value which eliminated the allowance and impacts these ratios.

QCR Holdings, Inc. 21

CONSOLIDATED FINANCIAL HIGHLIGHTS

GAAP TO NON-GAAP RECONCILIATIONS		December 31, 2018		December 31, 2017
		(dollars in thousands)		
ADJUSTED NIM (TEY)*				
Net interest income (GAAP)	$	142,395	$	116,065
Plus: Tax-equivalent adjustment		6,637		9,215
Net interest income - tax equivalent (non-GAAP)		149,032		125,280
Less: Acquisition accounting net accretion		5,527		4,774
Adjusted net interest income	$	143,505	$	120,506
Average earning assets	$	4,120,144	$	3,314,836
NIM (GAAP)		**3.46%**		**3.50%**
NIM (TEY) (non-GAAP)		**3.62%**		**3.78%**
Adjusted NIM (TEY) (non-GAAP)		**3.48%**		**3.64%**
EFFICIENCY RATIO				
Noninterest expense (GAAP)	$	119,143	$	97,424
Net interest income (GAAP)	$	142,395	$	116,065
Noninterest income (GAAP)		41,541		30,482
Total income	$	183,936	$	146,547
Efficiency ratio (noninterest expense/total income) (non-GAAP)		**64.77%**		**66.48%**

* Nonrecurring items (after-tax) are calculated using an estimated effective tax rate of 35% for each year including and prior to December 31, 2017 and 21% for each year after December 31, 2017.

QCR Holdings, Inc. 22

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH

COMMON STOCK

Calendar 2018	High	Low
4th Quarter	$ 40.83	$30.93
3rd Quarter	49.40	40.70
2nd Quarter	49.20	44.30
1st Quarter	47.35	41.95
Calendar 2017	**High**	**Low**
4th Quarter	$ 49.70	$ 41.50
3rd Quarter	50.00	39.85
2nd Quarter	49.80	40.45
1st Quarter	45.00	40.65

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.21.18	01.01.19	$ .06
09.21.18	10.03.18	$ .06
06.15.18	07.05.18	$ .06
03.16.18	04.04.18	$ .06
12.15.17	01.04.18	$ .05
09.15.17	10.04.17	$ .05
06.16.17	07.06.17	$ .05
03.17.17	04.05.17	$ .05

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

Thursday, May 23, 2019 at 8:00 am CDT
Quad City Bank & Trust Lobby
3551 Seventh Street
Moline, IL 61265

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC) are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing or calling:

Elizabeth A. Grabin
Senior Vice President,
Chief Accounting Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7724

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
President-Elect, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7745

Christopher J. Lindell
Executive Vice President, Investor Relations and Corporate Secretary

QCR Holdings, Inc.
500 First Avenue NE, Cedar Rapids, IA 52401
319.743.7006

Independent Registered Public Accounting Firm
RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.bankcsb.com
www.sfcbank.com
www.m2lease.com

QCR Holdings, Inc. 23

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